Exhibit 99.2

SINOVAC Provides Update on Antigua High Court Order and Auditor Engagement

BEIJING — Sinovac Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today provided an update on the Antigua High Court’s interlocutory order governing the Company’s board composition and corporate actions pending trial, and announced the engagement of Zhonghua Certified Public Accountants LLP (“Zhonghua”), an affiliate of the global accounting network UHY International, as the Company’s independent auditor and registered public accounting firm.

Update on Antigua High Court Order

Further to the order issued by the Antigua High Court (the “Court”) previously disclosed by the Company in a press release dated December 17, 2025, the Court has updated its order to provide that directors Mr. Simon Anderson, Mr. Shan Fu, Mr. Shuge Jiao, Dr. Chiang Li, Mr. Yuk Lam Lo, Mr. Yumin Qiu, Mr. Yu Wang, Ms. Rui-Ping Xiao, Mr. Andrew Y. Yan and Mr. Weidong Yin (collectively, the “Board”), will comprise the Board of the Company until the trial listed in late April/early May 2026. Ms. Rui-Ping Xiao has resigned from the Board due to personal reasons. Seven of nine of the Board members are independent and 100% of the members of the Company’s Audit, Compensation and Nominating & Corporate Governance Committees are independent.

Update on Auditor Engagement

The Company further announced that the Audit Committee of the Board approved the engagement of Zhonghua as the Company’s independent auditor effective December 31, 2025. The change was not made due to any disagreements with UHY LLP. Zhonghua is a public accounting firm registered in the People’s Republic of China and is also registered with the Public Company Accounting Oversight Board (PCAOB) in the United States. Zhonghua is a member of UHY International, one of the world’s leading accounting networks; its engagement supersedes that of UHY LLP, which is part of the same global network.

This development follows the Company’s previously announced update regarding auditor engagement and will support SINOVAC’s continued focus on its financial reporting and audit workstreams. The Company remains committed to completing the requisite audit procedures and regulatory filings as expeditiously as practicable and seeks to maintain compliance with applicable U.S. SEC and Nasdaq requirements.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s or Board’s control, which may cause actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company and Board do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based global biopharmaceutical company, with a mission of “supply vaccines to eliminate human diseases”, the company specializes in the research, development, manufacturing and commercialization of vaccines and related biological products that protect against human infectious diseases.

The company’s diversified portfolio includes vaccines for influenza, viral hepatitis, varicella, Hand-Foot-Mouth disease (HFMD), poliomyelitis, pneumococcal disease, etc., of which 3 vaccines have been prequalified by WHO, including inactivated hepatitis A vaccine Healive®, Sabin-strain inactivated polio vaccine (sIPV), and varicella vaccine.

SINOVAC has a leading edge in developing vaccines to combat infectious disease outbreaks and was among the first to initiate R&D during major public health emergencies, including SARS, H5N1, H1N1, and COVID-19. The company developed the world’s first inactivated SARS vaccine (Phase I completed), China’s first H5N1 influenza vaccine (Panflu®), the world’s first H1N1 influenza vaccine (Panflu.1®), and CoronaVac®, the most widely used inactivated COVID-19 vaccine globally.

Beyond its marketed portfolio, the company is advancing a robust pipeline that includes combination vaccines, recombinant protein vaccines and next-generation platforms such as mRNA technologies and antibodies.

With a long-standing commitment to innovation and global health, SINOVAC is expanding its global footprint by strengthening partnerships with research institutions, international organizations, and local partners. Through broader market presence, technological cooperation, and localized production, the company aims to accelerate vaccine development and supply, enhance regional access to high-quality products, and better address unmet medical needs while improving preparedness for future pandemics.

For more information, please see the Company’s website at www.sinovac.com.

Contacts

Investor and Media Contact

Sinovac Biotech Ltd.

Email: ir@sinovac.com